14040186

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

SEC FILE NUMBER
8-31296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERITAS INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 "O" Street
(No. and Street)

Lincoln (City) NE (State) 68510-2234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Oss (402) 325-4018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street (Address) Omaha (City) NE (State) 68102-9706 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Vice President - Finance
Title

GENERAL NOTARY-State of Nebraska
CAROL WITHERSPOON
My Comm. Exp. Jan. 25, 2016

Carol Witherspoon
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

(SEC I.D. No. 8-31296)

Statement of Financial Condition as of December 31, 2013,
Independent Auditors' Report and
Independent Auditors' Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Ameritas Investment Corp. (the "Company"), as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ameritas Investment Corp. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

AMERITAS INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 11,612,801
Cash segregated under federal and other regulations	127,944
Clearing account deposit with broker dealer	255,000
Receivables:	
Affiliates	76,508
Commissions	4,020,735
Securities sold	1,113,566
Other	271,832
Securities owned:	
Marketable, at fair value	13,929,589
Municipal warrants, at estimated fair value	779,281
Current income taxes	15,775
Other assets	600,110
Deferred income taxes	6,112,458
Software, net of accumulated amortization of $1,067,835	201,618
Intangible assets, net of accumulated amortization of $248,561	162,281
Total Assets	$ 39,279,498
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Payables:	
Affiliates	$ 576,849
Commissions	4,235,594
Other	1,515,530
Accrued salary and salary related expenses	1,727,109
Current income taxes	488,323
Deferred clearing firm credit	990,702
Deferred compensation liabilities	13,786,152
Total Liabilities	23,320,259
COMMITMENTS AND CONTINGENCIES (Note 8 & 10)	
STOCKHOLDERS' EQUITY:	
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 300,007 shares	30,001
Additional paid-in capital	10,107,330
Retained earnings	5,821,908
Total Stockholders' Equity	15,959,239
Total Liabilities and Stockholders' Equity	$ 39,279,498

The accompanying notes are an integral part of the statement of financial condition.

AMERITAS INVESTMENT CORP.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreements with National Financial Services LLC, and RBC Capital Markets Corporation. Through September 14, 2013, the Company also operated on a fully disclosed basis under agreement with Pershing LLC. The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The Company is a wholly-owned subsidiary of Ameritas Life Insurance Corp. (ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC).

Prior to May 13, 2013, the Company was a majority owned subsidiary of ALIC and minority owned by Centralife Annuities Service, Inc. (Centralife), a wholly-owned subsidiary of Aviva USA. On April 26, 2013, a contribution notice was sent by the Company to its parent companies. ALIC responded by contributing capital of $4,000,000 on April 30, 2013. Per the Company ownership agreement (Ownership Agreement) between ALIC and Centralife, Centralife was given until May 13, 2013 to contribute capital to the Company in proportion to its ownership percentage. Centralife elected not to contribute capital. Per the Ownership Agreement, 74,890 shares of AIC common stock were issued to ALIC on May 13, 2013 in order to reflect the new ownership interest percentage created by Centralife's election. On August 23, 2013, ALIC purchased Centralife's stock interest in the Company making the Company a wholly owned subsidiary of ALIC.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities, including money market mutual funds, with a maturity of less than three months when purchased to be cash equivalents.

RECEIVABLES

All accounts receivable are deemed to be collectible therefore no allowance for uncollectible accounts is recognized.

SECURITIES OWNED

Marketable securities are recorded at fair value as determined using an independent pricing source and municipal warrants are recorded at fair value as estimated by management.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

SOFTWARE

Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over three years.

INTANGIBLE ASSETS

The Company's intangible assets consist of acquired investment advisory contracts with an acquired fair value of $407,000. Intangible assets are amortized based upon the percentage of estimated revenues method over a period not to exceed seven years at which time it is anticipated that the majority of the purchased contracts will have expired. Intangible assets will be tested for impairment when events or changes in circumstances indicate that the asset might be impaired. At December 31, 2013 there were no impairment indicators noted.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities are recorded on a trade date basis.

DEFERRED CLEARING FIRM CREDIT

During 2013, the Company executed an Amended and Restated Fully Disclosed Clearing Agreement (Agreement) with National Financial Services LLC (NFS). In accordance with the terms of the Agreement, AIC received a $4,000,000 Correspondent Business Development Credit (Credit) and a $2,500,000 Termination Credit (Termination Credit). The Credit was granted to offset expenses incurred by the Company in aligning itself to conduct its brokerage business on a fully disclosed basis with NFS alone by March 31, 2014. The Termination Credit was granted to offset termination fees incurred by the Company from the termination of its fully disclosed clearing agreement with another clearing firm. At December 31, 2013, the Company had a remaining Credit of $990,702 recorded as a Deferred clearing firm credit and was still in the process of completing the realignment.

INCOME TAXES

The Company joins in the filing of a life/non-life consolidated federal income tax return with AMHC. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2013 and through the date the financial statements were issued. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned consist of the following:

	At fair value December 31
	2013
Equity securities	$ 13,547,383
Municipal bonds	306,581
Real estate investment trusts	75,625
Securities owned: Marketable, at fair value	13,929,589
Municipal warrants, at fair value	779,281
Total securities owned	$ 14,708,870

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC, The Union Central Life Insurance Company (UCL) and Ameritas Life Insurance Corp. of New York (Ameritas-NY) which are all affiliates. The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC, Ameritas-NY and UCL for which the Company collects a fee.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Receivables and payables related to these activities are reflected in the statement of financial condition as Receivables: Affiliates and Payables: Affiliates.

On May 13, 2013 the Company issued 74,890 shares of common stock to ALIC for proceeds of $4,000,000.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2013, the Company had net capital of $8,003,627 which was $7,368,020 in excess of required capital of $635,607 and its net capital ratio was 1.191 to 1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. The assets of the plan are owned by the plan participants and are not included in the Company's statement of financial condition.

The Company's employees also participate in the post-retirement benefit plan (the Postretirement Plan) providing group medical coverage to retired employees of AHC and its subsidiaries. The assets and liabilities of this Plan are held by AHC.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under these plans is presented as Deferred compensation liabilities in the Statement of Financial Condition.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2013, the Company's deferred tax assets relate primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $6,567,337 and gross deferred tax liabilities were $454,879 as of December 31, 2013.

The Company has no liability recorded for uncertainty in income taxes or for interest and penalties as of December 31, 2013 and 2012. The Company files income tax returns with federal and state jurisdictions. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2010. In 2012, the Internal Revenue Service completed its field examination of AMHC consolidated federal income tax returns for the years 2007-2009. The IRS field examination report did not include any adjustments to the Company's reported taxable income for years 2007-2009.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2013 were subsequently settled and had no material effect on the financial statements as of that date.

8. COMMITMENTS AND CONTINGENCIES, (continued)

The Company has multiple client claims outstanding. The claims maintain that the Company's registered representatives acted improperly with the claimants investments. In aggregate, the claims total approximately $1,150,000. Based upon the nature of the claims and the advice of legal counsel, the Company has calculated that it is at risk of a loss in the amount of $68,200. In accordance with *ASC 450 – Contingencies*, the Company has recorded a loss contingency in this amount. The contingency is included in Payables: Other on the Statements of Financial Condition and the related expense is included in Other expenses on the Statements of Operations. The resolution and disposition of these claims could differ from the amount accrued.

Management is of the opinion that there are no regulatory actions that would result in the possibility of a loss that is material to the Company's financial position.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2013, unsecured amounts in accounts introduced by the Company amounted to $15,401. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the statements of financial condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

9. FAIR VALUE MEASUREMENTS

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the statement of financial condition be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable.

Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

9. FAIR VALUE MEASUREMENTS, (continued)

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds and equity securities. Equity securities consist of common stocks, mutual funds and exchange traded funds.

- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include: Debt securities and real estate investment trusts.

- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

	December 31, 2013			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$ 239,398	$ -	$ -	$ 239,398
Securities owned: Marketable at fair value				
Equity securities	13,547,383	-	-	13,547,383
Debt securities issued by states of the United States and political subdivisions of the states	-	306,581	-	306,581
Real estate investment trusts	-	75,625	-	75,625
Municipal warrants, at fair value	-	-	779,281	779,281
Total assets accounted for at fair value	$13,786,781	$ 382,206	$ 779,281	$ 14,948,268

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

2. Securities owned: Equities – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

9. FAIR VALUE MEASUREMENTS, (continued)

3. Securities owned: Debt securities and real estate investment trusts – Classified as Level 2 as the fair values are based on observable market data.

4. Securities owned: Municipal warrants – Categorized as Level 3 as internal valuations are used to value the Company's municipal warrants investments and significant inputs are unobservable.

Municipal warrants (Warrants) held by the Company are fixed maturity debt instruments issued by municipalities in the state of Nebraska. Warrants are not traded via exchanges. Transactions in Warrants historically take place at cost and regular bids from other broker dealers are not available. Recent market transactions at cost and the financial condition of the issuing municipality are the primary inputs used in arriving at the fair value measurements of Warrants. If in the judgment of the Company an issuing municipality's financial condition presents indicators of financial stress, the Company performs a discounted cash flow adjustment to the cost basis of any of the municipality's Warrants that it owns. The discount rate used by the Company utilizes the observable corporate bond market and applies a discount rate adjusted for credit risk and a tax-exempt spread to the base warrant rate. The following table presents quantitative information about significant unobservable inputs used by the Company to determine the fair value of Warrants.

Assets	Fair Value	Valuation Technique	Unobservable Input	Low	High
Warrants	779,281	Discounted cash flow	Discount rate	7.0%	10.9%

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statements of financial condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

February 28, 2014

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or

detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP